Exhibit 12

THE PROGRESSIVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions)

(unaudited)

	Nine Months Ended September 30.	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Income before income taxes	$1,361.0	$1,720.0	$1,317.7	$1,487.0	$1,565.2	$1,556.9

Fixed Charges:
Interest and amortization on indebtedness	88.0	119.1	124.1	133.1	134.6	141.5
Portion of rents representative of the interest factor	4.4	6.7	7.2	7.6	9.2	9.9

Total fixed charges	92.4	125.8	131.3	140.7	143.8	151.4

Interest capitalized, net of amortized interest	(.9)	(.6)	0	(.2)	(1.0)	(2.2)

Total income available for fixed charges	$1,452.5	$1,845.2	$1,449.0	$1,627.5	$1,708.0	$1,706.1

Ratio of earnings to fixed charges	15.7	14.7	11.0	11.6	11.9	11.3